                                                            EXHIBIT 12(a)(1)(ii)



Offering Circular and
Notice of Redemption                                November 30, 2000

                               Offering Circular

                                      And

                              Notice Of Redemption

                             Plains Resources Inc.


     We are offering to exchange our Series G Cumulative Convertible Preferred Stock for any and all of our outstanding Series H Convertible Preferred Stock. we are notifying holders of Series G Cumulative Convertible Preferred Stock that we will redeem all outstanding Series G Cumulative Convertible Preferred Stock on December 31, 2000.

     We hereby offer to exchange, upon the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal, each share of Series G Cumulative Convertible Preferred Stock, par value $1.00 (the "Series G"), for one share of Series H Convertible Preferred Stock, par value $1.00 (the "Series H"), plus cash in an amount equal to the accrued and unpaid dividends to the Exchange Date on a share of Series G (such offer to exchange being referred to herein as the "Exchange Offer"). The Exchange Offer will expire on December 28, 2000 ("Expiration Date").

      This document, in addition to being an offer to exchange each share of Series G for one share of Series H, is also a notice to holders of Series G shares that we will elect to redeem all of the outstanding shares of Series G on December 31, 2000 (the "Redemption Date"), pursuant to the provisions of the Certificate of Designation, Preferences and Rights for the Series G (the "Series G Certificate of Designation"). Each share of Series G outstanding and that is not exchanged in the Exchange Offer will be redeemed at a redemption price of $537.01 per share, which includes an amount equal to accrued and unpaid dividends through the Redemption Date (the "Redemption Price"). Dividends on the shares of Series G outstanding shall cease to accrue on the Redemption Date.

     Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act of 1934, as amended, we have filed with the Securities and Exchange Commission (the "Commission") Schedule TO, which contains additional information with respect to the Exchange Offer. Our Schedule TO, including exhibits and any amendments, may be examined, and copies may be obtained, at the places and in the manner set forth in the section entitled "Where You Can Find Additional Information".

     The total number of outstanding shares of Series G as of November 30, 2000 is 171,609. There is no established trading market for the Series G.

     Our principal executive offices are located at 500 Dallas, Suite 700, Houston, Texas 77002. Our telephone number is (713) 654-1414.

     Neither the Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy of this Offering Circular and Notice of Redemption (this "Offering Circular"). Any representation to the contrary is a criminal offense.


            The date of this Offering Circular is November 30, 2000.

                               SUMMARY TERM SHEET

     We are providing this summary term sheet for your convenience. It highlights the most material information in this Offering Circular and the accompanying Letter of Transmittal, but you should realize that it does not describe all of the details of the Exchange Offer and our election to redeem all of the outstanding shares of Series G. We urge you to read the entire Offering Circular and the accompanying Letter of Transmittal because they contain the full details of the Exchange Offer and redemption of Series G shares. We have included references to the sections of the Offering Circular where a more complete discussion is set forth.

     . We are offering to acquire from you each of your outstanding shares of Series G in exchange for one share of Series H and cash in an amount equal to the accrued and unpaid dividends to the Exchange Date on a share of Series G.

     . We intend to accept for exchange all shares of Series G properly tendered to us by you. It is our goal and intent to acquire all of the Series G shares outstanding.

     . To participate in the Exchange Offer, you must validly tender your shares by taking two actions. First, you must complete, execute and deliver to us the Letter of Transmittal that is attached to this Offering Circular. Second, you must deliver to us your original Series G stock certificates. For additional information on tendering shares, see the section entitled "The Exchange Offer" and the Instructions to the Letter of Transmittal.

     . You may withdraw any shares of Series G you have tendered pursuant to this Offering Circular at any time before the Expiration Date, after which your tender will be irrevocable. For additional information on withdrawing tendered shares, see the Instructions to the Letter of Transmittal.

     . If you accept our Exchange Offer, we will mail to you stock certificates representing shares of Series H as soon as practicable after December 29, 2000.

     . We will redeem all outstanding shares of Series G on the Redemption Date, which is December 31, 2000. Each share of Series G will be redeemed at the Redemption Price. Dividends on the shares of Series G outstanding will cease to accrue on the Redemption Date. For additional information, see the section entitled "Notice of Redemption".

     . To obtain additional information, you may contact: Plains Resources Inc., 500 Dallas, Suite 700, Houston, Texas 77002, Attention: Legal Department, Telephone: (713) 654-1414.

                        WHAT ARE MY OPTIONS AS A HOLDER
                              OF SERIES G SHARES?

      Three options are available to you as a holder of shares of Series G.

          . You may participate in the Exchange Offer by tendering your shares of Series G to us by the Expiration Date. If you choose this option, the shares of Series H that you receive in the Exchange Offer will automatically convert into shares of our common stock, par value $.10 (the "Common Stock") on September 30, 2001, unless you elect to convert your shares of Series H sooner pursuant to the Certificate of Designation, Preferences and Rights for the Series H (the "Series H Certificate of Designation"). For additional information, see the section entitled "The Exchange Offer" and the form of Series H Certificate of Designation attached to this Offering Circular as Annex A.
                                  -------

          . You may decide not to participate in the Exchange Offer, and elect, pursuant to the Series G Certificate of Designation, to convert your shares of Series G into shares of Common Stock before December 27, 2000. If you choose this option, the last day to present the stock certificates representing your shares of Series G that you wish to convert is December 26, 2000. For additional information, see the section entitled "The Exchange Offer- What is the procedure for converting my Series G?".

          . You may decide not to participate in the Exchange Offer and not to convert your shares of Series G. If you choose this option, we will redeem for cash your shares of Series G that are outstanding on the Redemption Date. For additional information, see the section entitled "Notice of Redemption".

     Please consider the options available to you carefully. based on $18 1/2 per share, the closing sale price of our Common Stock as reported on the American Stock Exchange on November 28, 2000, the market value of the shares of common stock issuable upon conversion of one share of Series G is greater than the Redemption Price per share of Series G.

                               THE EXCHANGE OFFER

What is the Exchange Offer?

     We are offering to each holder of our Series G the right to exchange each share of issued and outstanding Series G for one share of our Series H. To participate in the Exchange Offer, each holder of Series G must validly tender all of its shares of Series G to our address listed herein by the Expiration Date. To validly tender shares of Series G, a holder of Series G must (i) complete, execute and deliver to us the Letter of Transmittal attached to this Offering Circular and (ii) deliver to us such holder's Series G stock certificates. We are not required to accept for exchange any shares of Series G that have not been validly tendered to us, or that we have not received, by the Expiration Date.

Why are we making the Exchange Offer?

     We are making this Exchange Offer concurrently with the issuance of our Series H shares. The purpose of this Exchange Offer is to retire 100% of the Series G shares, which will

     .  eliminate the economic burden of the Series G dividend and

     .  enhance our capital structure by

       .  removing the mandatory redemption obligation of the Series G;

       . ensuring the equity treatment of the Series H due to its mandatory conversion feature; and

       . preserving our financial flexibility in the event of a capital restructuring.

In addition, if all holders of our Series G shares elect not to participate in this Exchange Offer and allow their Series G shares to be redeemed, we will incur a cost to redeem such shares of approximately $85.8 million, excluding transaction costs. Under the authorization of our bank group, we are currently able to repurchase approximately $81.5 million of our Common Stock or preferred stock. In order to avoid a situation where we could not redeem all of the Series G shares due to the limitation of our repurchase authorization, we have entered into an agreement with one of the holders of the Series G shares. Kayne Anderson Capital Advisors, L.P. has agreed, on behalf of its affiliates that own Series G shares, either to participate in the Exchange Offer by exchanging Series G shares with a minimum aggregate stated value of $15 million for Series H shares or to convert such Series G shares into shares of Common Stock prior to December 27, 2000. This agreement will allow us to redeem all outstanding Series G shares in the event that such shares are not tendered into this Exchange Offer and ensures that the Series G will be eliminated by December 31, 2000.

How do I participate in the Exchange Offer?

     To participate in the Exchange Offer, each holder of the Series G must take two actions. First, each holder must complete, execute and deliver to us the Letter of Transmittal that accompanies this Offering Circular. And second, each holder must deliver to us its original Series G stock certificates. Be sure, if you decide to participate in the Exchange Offer, to take both of these actions or your shares of Series G will not be exchanged for shares of Series H.

On what date will the exchange of the Series G and the Series H be effective?

     We will make the exchange of the Series G for the Series H effective on December 29, 2000 (the "Exchange Date"). We will mail to each of the holders of the Series G that participates in the Exchange Offer stock certificates representing shares of Series H as soon as practicable after the Exchange Date.

What is the Exchange Offer conditioned upon?

     We are not required to, and we will not, issue any shares of Series H to any holder of Series G who (i) does not properly and validly tender its shares of Series G, (ii) does not tender such shares by the Expiration Date or (iii) may disqualify us from perfecting an exemption under the federal securities laws and the securities laws of the various states (and such determination will be made in our sole discretion).

     We have a $225.0 million revolving credit facility with a group of lenders that contains covenants that may restrict our ability to consummate the Exchange Offer. We have requested a waiver and consent from the lenders under the credit facility that would allow us to consummate the Exchange Offer on the Exchange Date. Consummation of the Exchange Offer is contingent upon the Company's receipt of a waiver and consent from the lenders under the credit facility.

     We may waive any or all of these conditions in our sole discretion.

Will dividends be paid on shares of Series G exchanged in the Exchange Offer?

     In connection with the Exchange Offer, we will pay in cash $11.62 per share of Series G exchanged in the Exchange Offer. That amount is equal to the accrued and unpaid dividends to the Exchange Date on one share of Series G. Such dividends shall be paid out of our cash on hand or from borrowings under our revolving credit facility.

     The revolving credit facility is guaranteed by all of our upstream subsidiaries and is collateralized by our upstream oil and natural gas properties and those of the guaranteeing subsidiaries and the stock of all upstream subsidiaries. The borrowing base under the revolving credit facility at September 30, 2000, is $225.0 million and is subject to redetermination from time to time by the lenders. The revolving credit facility, as amended, matures on July 1, 2002, at which time the remaining outstanding balance converts to a term loan which is repayable in twelve equal quarterly installments commencing October 1, 2002, with a final maturity of July 1, 2005. The revolving credit facility bears interest, at our option of either LIBOR plus 1 3/8% or Base Rate (as defined therein). At September 30, 2000, there were letters of credit of $0.6 million and borrowings of $13.0 million outstanding on the revolving credit facility.

What is the difference between the Series G and the Series H?

     There are differences between the Series H Certificate of Designation and the Series G Certificate of Designation. The differences between the two are as follows:

     . we are not entitled to any redemption or exchange rights under the Series H Certificate of Designation, as compared to the Series G Certificate of Designation, which grants us both redemption and exchange rights,

     . we are not required to redeem the shares of Series H, as compared to the Series G Certificate of Designation, which requires us to redeem all shares of Series G on July 30, 2012,

     . holders of shares of Series H do not have rights to payment of dividends under the Series H Certificate of Designation, as compared to the Series G Certificate of Designation which grants holders of Series G shares rights to dividends under certain circumstances,

     . all shares of Series H will automatically convert into shares of Common Stock on September 30, 2001, as compared to the Series G Certificate of Designation which does not have an automatic conversion provision, and

     .  other minor differences necessary for the Exchange Offer.

A copy of the form of Series H Certificate of Designation is attached to this Offering Circular as Annex A.
                     -------

     In the Stock Purchase Agreement dated as of July 30, 1998 by and among us and the purchasers named therein, as amended by the Amendment to Stock Purchase Agreement dated as of January 31, 2000 by and among us and the purchasers named therein (the "Stock Purchase Agreement"), we granted to the holders of the Series G certain registration rights in connection with the Series G conversion rights, which included the establishment and maintenance of a shelf registration statement to register shares of our Common Stock (such registration rights being referred to herein as the "Registration Rights"). By executing and delivering the Letter of Transmittal, you will agree to an amendment to the Stock Purchase Agreement (the "Second Amendment to Stock Purchase Agreement") that will extend to you, as a holder of the Series H, the Registration Rights that you currently have as a holder of the Series G. We will be required to make additional filings with the Commission for that purpose, and we will have up to 90 days after the Exchange Date to make those filings. A copy of the Second Amendment to Stock Purchase Agreement is attached to this Offering Circular as Annex B.
                                                                     -------

Where do I deliver the required documents and get more information?

     In order to take part in the Exchange Offer, you must deliver the executed Letter of Transmittal and the stock certificates representing your shares of Series G to be tendered to the following address:

                             Plains Resources Inc.
                             500 Dallas, Suite 700
                              Houston, Texas 77002
                          Attention: Legal Department
                            Telephone: 713/ 654-1414

What if I do not exchange my Series G for Series H?

     If you do not exchange your shares of Series G for shares of Series H, then you will not receive the benefits of the differences in the Series H Certificate of Designation. If you do not exchange your shares of Series G, then your shares of Series G will retain all of the rights and privileges contained in the Series G Certificate of Designation, including the right to convert shares of Series G into shares of our Common Stock. In addition, on the Redemption Date, all shares of Series G not exchanged in the Exchange Offer or converted into shares of our Common Stock will be redeemed by us as described in the Section entitled "Notice of Redemption".

What is the procedure for converting my Series G?

     Pursuant to the provisions of the Series G Certificate of Designation, you may convert your shares of Series G anytime before December 27, 2000. To convert your shares of Series G, you must present the stock certificates representing the shares of Series G that you wish to convert in person or by registered mail, return receipt requested with postage prepaid at the address provided above under the heading entitled "Where do I deliver the required documents and get more information?". Stock certificates presented to us for conversion must be duly indorsed for transfer or accompanied by stock powers duly executed in blank. In addition, a signature guarantee of the indorsed stock certificates or executed stock powers by a United States national bank, a member of a national securities exchange or a member of the National Association of Securities Dealers must accompany the stock certificates presented for conversion. The last day to present the stock certificates representing your shares of Series G that you wish to convert is December 26, 2000.

                              NOTICE OF REDEMPTION

     Pursuant to Section 3(d) of the Series G Certificate of Designation, we are hereby notifying you that we are electing to redeem for cash all of the shares of Series G that are outstanding on the Redemption Date. Shares of Series G tendered by you and accepted by us in the Exchange Offer, or converted into shares of Common Stock before December 27, 2000, will not be outstanding on the Redemption Date and will not be redeemed. Each share of Series G will be redeemed for the Redemption Price. Dividends on the shares of Series G outstanding shall cease to accrue on the Redemption Date.

     We are calling for redemption all outstanding shares of Series G that are not exchanged in the Exchange Offer or converted into shares of Common Stock before December 27, 2000. Upon surrender of your Series G stock certificates, we will redeem each of your shares of Series G surrendered for the Redemption Price. We will issue checks for the shares we acquire for redemption as soon as practicable after the Redemption Date.

     You must deliver by the Redemption Date all of their stock certificates representing your outstanding shares of Series G that are not exchanged in the Exchange Offer to the following address:

                             Plains Resources Inc.
                             500 Dallas, Suite 700
                              Houston, Texas 77002
                          Attention: Legal Department
                            Telephone: 713/ 654-1414


                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of selected United States federal income tax ("Federal Income Tax") consequences relevant to the exchange of the Series G for the Series H and the ownership and disposition of the Series H, after the exchange, by a United States person (as defined below). As used herein, a United States person is:

     . an individual who is a citizen or resident of the United States for Federal Income Tax purposes;

     . a corporation, partnership, or other type of entity organized under the laws of the United States or any State;

     .    any estate (other than a foreign estate); or

     . a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     This summary does not discuss all Federal Income Tax aspects that may be relevant to the holders in light of their particular circumstances or to holders that are subject to special treatment under Federal Income Tax laws including, without limitation, non-United States persons, insurance companies, certain financial institutions, broker-dealers, S corporations, tax exempt organizations, persons holding Series G and Series H as part of a conversion transaction, as part of a hedge or hedging transaction, as part of a "wash sale", as part of a synthetic security, or as a position in a "straddle". This summary is based on the Internal Revenue Code (the "Code"), Treasury Regulations promulgated thereunder, judicial and administrative interpretations thereof, all as of the date of this Offering Circular. The statutory provisions, regulations, and interpretations on which this summary is based are all subject to change (possibly on a retroactive basis) and differing interpretations.

     The United States Federal Income Tax consequences summarized below are for general information only. You should consult a tax advisor as to your particular consequences concerning the exchange of the Series G for the Series H and the ownership of the Series H after the exchange, including the application of state, local, non-United States, and other federal tax laws.

Exchange of the Series G for the Series H

     Except as provided below, there should be no income, gain, or loss recognized by a holder of Series G who exchanges the Series G for the Series H because the exchange should qualify as a tax-free recapitalization under Section 368(a)(1)(E) of the Code. Assuming the exchange does qualify as a tax-free recapitalization, the holder's tax basis in the Series H received will be equal to the holder's tax basis in the Series G exchanged (but reduced by any cash received and increased by any dividend income or gain recognized), and the holding period of the Series H will include the holding period of the Series G exchanged, provided the Series G was held as a capital asset for Federal Income Tax purposes.

     However, if the exchange does not qualify as a tax-free recapitalization under Section 368(a)(1)(E) of the Code, an exchanging holder of the Series G would recognize gain or loss in an amount equal to the difference between the holder's tax basis in the Series G and the fair market value, as of the date of the exchange, of the Series H received in exchange therefor. In such event, the exchanging holder's tax basis in the Series H so received would be equal to its fair market value as of the Exchange Date, and the holding period for such stock would begin on the day after the Exchange Date.

     The exchanging holders of Series G who are paid cash in an amount equal to the accrued and unpaid dividends to the Exchange Date will receive such cash, as a corporate legal matter, as additional consideration for their Series G stock. No dividends will be declared by the Board of Directors with respect to the payment of the cash, and it is uncertain whether the exchanging holders of Series G have a legal right to receive such cash. Consequently, the cash should constitute additional consideration (boot) in the recapitalization and have the effect of the distribution of a dividend. The gain to be recognized by each exchanging holder of Series G will be the lesser of (x) the cash received and
(y) the holder's realized gain on the recapitalization, with the recognized gain being ordinary dividend income to the extent of the holder's share of the Company's current or accumulated earnings and profits, as calculated for Federal Income Tax purposes, and the balance of the recognized gain being treated as gain from the sale or exchange of the Series G.

Deemed Distribution Upon The Exchange

     Section 305 of the Code treats as a distribution taxable as a dividend to the extent of the issuing corporation's current or accumulated earnings and profits, as determined for Federal Income Tax purposes, certain actual or constructive distributions with respect to its stock. Treasury Regulations under
Section 305(c) provide that a deemed distribution results from a recapitalization where: (i) the recapitalization is used to eliminate dividend accruals or (ii) the recapitalization is pursuant to a plan to periodically increase a stockholder's proportionate equity interest. We believe that neither situation should apply here.

Section 306

     Subject to certain exceptions, Section 306 of the Code provides, in general, that the proceeds from the sale or redemption of "Section 306 Stock" is treated as either ordinary income or as a distribution to which Section 301 applies, respectively. "Section 306 Stock" includes stock which is not common stock and which was received pursuant to a tax-free reorganization, such as a recapitalization, but only to the extent that either the effect of the transaction was substantially the same as the receipt of a stock dividend or the stock was received in exchange for "Section 306 Stock." Where preferred stock is exchanged for preferred stock in a recapitalization, as here, the Treasury Regulations hold that the new preferred stock will be "Section 306 Stock" only if the preferred stock exchanged was "Section 306 Stock" itself or there is a substantial change in the new preferred stock's terms from the preferred stock previously held. Whether the Series G held by you is "Section 306 Stock", thereby causing the Series H to become "Section 306 Stock" upon the exchange, will depend on your particular circumstances in acquiring the Series G.

Dividends Received Deduction

     Dividends received by corporate stockholders generally are eligible for the dividends received deduction (the "DRD") as specified in Section 243(a)(1) of the Code. Under such Section, the amount of the DRD generally will equal 70% of the amount of the dividend received. You should consider the potential effect of: (i) Section 246A of the Code, which reduces the DRD allowed to a corporate stockholder that has incurred indebtedness that is directly attributable to an investment in portfolio stock (as determined for Federal Income Tax purposes),
(ii) Section 1059 of the Code, which reduces a stockholder's basis in stock in certain circumstances, (iii) Section 246(b) of the Code, which limits the amount of the DRD percentage to a percentage of the stockholder's taxable income, and
(iv) Section 246(c) of the Code, which disallows the DRD in respect of any dividend if certain holding period requirements are not met.

     You should also consider the effect of the corporate alternative minimum tax, which imposes a minimum tax of 20% of a corporation's alternative minimum taxable income for a taxable year.

Dispositions, Including Redemptions

     Any sale, exchange, redemption (except as discussed below) or other disposition (not including the exchange described herein) of the Series G or the Series H generally will result in taxable gain or loss equal to the difference between the amount received (other than any amount representing accrued dividends) and the stockholder's adjusted tax basis in the Series G or the Series H. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holding period for the Series G or Series H, as the case may be, exceeds one year. Arguably any amount representing accrued dividends should be treated as ordinary dividend income to the extent that such payment is made out of current or accumulated earnings and profits, as calculated for Federal Income Tax purposes. However because amounts representing accrued and unpaid dividends will be paid as a corporate legal matter as additional stock purchase price and no such dividends will be declared by the Board of Directors, it is uncertain whether such stockholders have a legal right to such amounts. Consequently, there is a reasonable position that any such amount should be treated as additional amounts attributable to the sale or exchange of such stock.

     In certain cases, a redemption of the Series G or the Series H may be treated as a dividend, rather than as a payment in exchange for the Series G or the Series H. In such events, the redemption payment will be treated as ordinary dividend income to the extent that such payment is made out of current or accumulated earnings and profits, as calculated for Federal Income Tax purposes. The determination of whether the redemption will be treated as a dividend rather than as payment in exchange for the Series G or the Series H will depend upon whether and to what extent the redemption reduces the holder's percentage stock ownership interest in Plains Resources Inc. (the "Company"). A redemption will be treated as an exchange of stock that produces a capital gain if the redemption either: (i) completely terminates the holder's interest in the Company or (ii) is "not essentially equivalent to a dividend" under applicable case law and Internal Revenue Service ("IRS") rulings.

     A redemption will completely terminate the holder's interest in the Company as a result of the redemption if, as a result of the redemption, the holder no longer has any stock interest in the Company directly, indirectly, or constructively after application of the attribution rules of Section 318 of the Code. Whether a redemption is "not essentially equivalent to a dividend" with respect to a holder will depend upon the holder's particular circumstances. The IRS has ruled that a minority stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a "meaningful reduction" if such stockholder has a reduction in its percentage stock ownership. Accordingly, most redemptions of the Series G or the Series H should generally be treated as an exchange of the stock, thereby producing long-term capital gain if the holding period for the Series G or the Series H is greater than one year. However, because of the ambiguities in applying the foregoing rules, you should consult your tax advisor to determine whether a redemption of Series G or the Series H will be treated as a dividend or as a payment in exchange for the Series G or the Series H.

Information Reporting and Backup Withholding

     Backup withholding of Federal Income Tax at a rate of 31 percent may apply to payments made with respect to shares of Series G or the Series H, as well as payments of proceeds from the sale of shares of Series G or the Series H, to holders that are not "exempt recipients" and that fail to provide certain identifying information (such as the taxpayer identification number of the holder) in the manner required. Individuals generally are not exempt recipients, while corporations and certain other entities generally are exempt recipients.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                            AND PREFERRED DIVIDENDS

                                                         Year Ended December 31,         Nine Months Ended
                                                     ------------------------------
                                                         1998                1999        September 30, 2000
                                                     -------------      -----------    ---------------------
     Ratio of earnings to combined fixed
      charges and preferred dividends...........          --  (A)           --  (B)            2.3x

     ___________

     (A) The available earnings failed to cover fixed charges by $110.2 million. Included in earnings for 1998 was a nonrecurring gain of $60.8 million before income taxes relating to the formation of Plains All American Pipeline, L.P. ("PAA"), a noncash full cost ceiling write down of $173.9 million before income taxes and $7.1 million in unauthorized trading losses. If such events had not occurred, the ratio of earnings to fixed charges would have been 1.2.

     (B) The available earnings failed to cover fixed charges by $89.9 million. Included in earnings for 1999 was $166.4 million in unauthorized trading losses, a $16.5 million gain on the sale of linefill, a $9.8 million gain related to the sale of units by PAA, and restructuring expenses of $1.4 million. If such events had not occurred, the ratio of earnings to fixed charges would have been 1.7.


             PRO FORMA RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                            AND PREFERRED DIVIDENDS

                                                              Year Ended          Nine Months Ended
                                                          December 31, 1999       September 30, 2000
                                                     -----------------------     --------------------
     Pro forma ratio of earnings to combined
     fixed charges and preferred dividends.....                 --   (A)                  2.6x

     _____________________

     (A) The available pro forma earnings failed to cover fixed charges by $89.9 million. Included in earnings for 1999 was $166.4 million in unauthorized trading losses, a $16.5 million gain on the sale of linefill, a $9.8 million gain related to the sale of units by PAA, and restructuring expenses of $1.4 million. If such events had not occurred, the ratio of earnings to fixed charges would have been 1.9.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     In connection with this Offering Circular, we filed a Schedule TO with the Commission because the Exchange Offer may be viewed as a tender offer by us for our outstanding shares of Series G. This Offering Circular omits certain information contained in the Schedule TO. For further information, we refer you to the Schedule TO, including the exhibits filed with the Schedule TO. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file periodic reports, proxy statements and other information with the Commission. The Schedule TO, including the exhibits thereto, as well as such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, 14/th/ Floor, Chicago, Illinois 60661 and Seven World Trade Center, 13/th/ Floor, New York, New York 10048. Copies of such documents can be obtained from the Commission at prescribed rates at their offices. You may obtain information on the operation of the Commission's Public Reference Facilities by calling 1-800-SEC-0330. The Commission also maintains a World Wide Web site that contains registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS



Unaudited Pro Forma Consolidated Financial Statements of Plains Resources Inc. and Subsidiaries:

   Balance Sheet as of September 30, 2000................................  F-3
   Statement of Operations for the nine months ended September 30, 2000..  F-4
   Statement of Operations for the year ended December 31, 1999..........  F-5
   Notes to Unaudited Pro Forma Consolidated Financial Statements........  F-6

           UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF
                    PLAINS RESOURCES INC. AND SUBSIDIARIES


Introduction

     The accompanying unaudited pro forma consolidated financial statements are presented to reflect the exchange of one share of our Series G Cumulative Convertible Preferred Stock for each outstanding share of our Series H Convertible Preferred Stock.

 These unaudited pro forma consolidated financial statements are not necessarily indicative of the results of future operations. These unaudited pro forma consolidated financial statements should be read in conjunction with the notes thereto and our historical financial statements and the notes thereto included in Form 10-K for the year ended December 31, 1999 and Form 10-Q for the quarter ended September 30, 2000, filed with the Securities and Exchange Commission.

     The unaudited pro forma consolidated balance sheet at September 30, 2000 has been prepared as if the exchange had taken place on that date. The unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2000 has been prepared as if the exchange had taken place on January 1, 2000 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 1999 has been prepared as if the exchange had taken place on January 1, 1999.

                    PLAINS RESOURCES INC. AND SUBSIDIARIES
                     PRO FORMA CONSOLIDATED BALANCE SHEET
                              SEPTEMBER 30, 2000
                                (in thousands)

                                                                                Pro Forma         Pro Forma
                                                               Historical      Adjustments       As Adjusted
                                                             --------------    -----------     --------------
                                                               (unaudited)
                                 ASSETS
CURRENT ASSETS
Cash and cash equivalents                                    $       9,866    $          -     $        9,866
Accounts receivable and other current assets                       411,539               -            411,539
Inventory                                                           29,548               -             29,548
                                                             -------------    ------------     --------------

Total current assets                                               450,953               -            450,953
                                                             -------------    ------------     --------------

PROPERTY AND EQUIPMENT
Oil and natural gas properties - full cost method
Subject to amortization                                            718,879               -            718,879
Not subject to amortization                                         55,436               -             55,436
Crude oil pipeline, gathering and terminal assets                  465,247               -            465,247
Other property and equipment                                         9,061               -              9,061
                                                             -------------    ------------     --------------
                                                                 1,248,623               -          1,248,623

Less allowance for depreciation, depletion and amortization       (429,874)              -           (429,874)
                                                             -------------    ------------     --------------

                                                                   818,749               -            818,749
                                                             -------------    ------------     --------------

OTHER ASSETS                                                       102,179               -            102,179
                                                             -------------    ------------     --------------

                                                             $   1,371,881    $          -     $    1,371,881
                                                             =============    ============     ==============
                    LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and other current liabilities               $     418,719    $          -     $      418,719
Notes payable and other current obligations                            511               -                511
                                                             -------------    ------------     --------------

Total current liabilities                                          419,230               -            419,230

BANK DEBT                                                           13,000               -             13,000
BANK DEBT OF A SUBSIDIARY                                          292,000               -            292,000
SUBORDINATED DEBT                                                  277,639
OTHER LONG-TERM DEBT                                                 1,533               -              1,533
OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS                     3,740               -              3,740
                                                             -------------    ------------     --------------
                                                                 1,007,142               -          1,007,142
                                                             -------------    ------------     --------------
MINORITY INTEREST                                                  166,655               -            166,655
                                                             -------------    ------------     --------------
CUMULATIVE CONVERTIBLE PREFERRED STOCK,
STATED AT LIQUIDATION PREFERENCE                                   137,721         (87,721) (a)        50,000
                                                             -------------    ------------     --------------

NON-REDEEMABLE PREFERRED STOCK, COMMON STOCK
   AND OTHER STOCKHOLDERS' EQUITY

Series D Cumulative Convertible Preferred Stock                     23,300               -             23,300
Series H Preferred Stock, $500 stated value,                             -          87,721  (a)        87,721
175,443 shares outstanding
Common Stock                                                         1,814               -              1,814
Additional paid-in capital                                         132,782               -            132,782
Accumulated deficit                                                (93,312)              -            (93,312)
Treasury stock, at cost                                             (4,221)              -             (4,221)
                                                             -------------    ------------     --------------
                                                                    60,363          87,721  (a)       148,084
                                                             -------------    ------------     --------------
                                                             $   1,371,881    $          -     $   $1,371,881
                                                             =============    ============     ==============

                    PLAINS RESOURCES INC. AND SUBSIDIARIES
                PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                              SEPTEMBER 30, 2000
                     (in thousands, except per share data)

                                                             Pro Forma          Pro Forma
                                               Historical   Adjustments        As Adjusted
                                               ----------   -----------        -----------
                                               (Unaudited)
REVENUES
Oil and natural gas sales                      $  109,192   $         -         $  109,192
Marketing, transportation, storage
 and terminalling revenues                      2,347,826             -          2,347,826
Gain on sale of assets                             48,188             -             48,188
Gain on PAA unit offerings                              -             -                  -
Interest and other income                           7,278             -              7,278
                                               ----------   -----------         ----------
                                                2,512,484             -          2,512,484
                                               ----------   -----------         ----------
EXPENSES
Production expenses                                46,612             -             46,612
Marketing, transportation, storage
 and terminalling expenses                      2,247,163             -          2,247,163
Unauthorized trading losses
 and related expenses                               6,600             -              6,600
General and administrative                         31,296             -             31,296
Noncash compensation expense                        2,269             -              2,269
Depreciation, depletion and amortization           36,064             -             36,064
Interest expense                                   41,912             -             41,912
                                               ----------   -----------         ----------

                                                2,411,916             -          2,411,916
                                               ----------   -----------         ----------
Income (loss) before income taxes,
 minority interest and extraordinary item         100,568             -            100,568
Minority interest                                  39,451             -             39,451
                                               ----------   -----------         ----------

Income (loss) before income taxes
 and extraordinary item                            61,117             -             61,117
Income tax expense (benefit)
Current                                               741             -                741
Deferred                                           23,094             -             23,094
                                               ----------   -----------         ----------

Income (loss) before extraordinary item            37,282             -             37,282
Extraordinary item, net of tax benefit
 and minority interest                             (4,988)            -             (4,988)
                                               ----------   -----------         ----------

NET INCOME (LOSS)                                  32,294             -             32,294
Less: cumulative preferred stock dividends         11,106        (6,287)  (b)        4,819
                                               ----------   -----------         ----------

NET INCOME (LOSS) AVAILABLE TO COMMON
 STOCKHOLDERS                                  $   21,188   $     6,287   (b)   $   27,475
                                               ==========   ===========         ==========

Basic earnings (loss) per share
Income (loss) before extraordinary item        $     1.46                       $     1.81
Extraordinary item                                  (0.28)                           (0.28)
                                               ----------                       ----------

Net income (loss)                              $     1.18                       $     1.53
                                               ==========                       ==========

Diluted earnings (loss) per share
Income (loss) before extraordinary item        $     1.26                       $     1.26
Extraordinary item                                  (0.17)                           (0.17)
                                               ----------                       ----------

Net income (loss)                              $     1.09                       $     1.09
                                               ==========                       ==========

                    PLAINS RESOURCES INC. AND SUBSIDIARIES
                PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                               DECEMBER 31, 1999
                     (in thousands, except per share data)

                                                             Pro Forma         Pro Forma
                                               Historical   Adjustments       As Adjusted
                                               ----------   -----------       -----------

REVENUES
Oil and natural gas sales                      $  116,223   $         -       $   116,223
Marketing, transportation, storage
 and terminalling revenues                      4,700,434             -         4,700,434
Gain on sale of assets                             16,457             -            16,457
Gain on PAA unit offerings                          9,787             -             9,787
Interest and other income                           1,237             -             1,237
                                               ----------   -----------       -----------

                                                4,844,138             -         4,844,138
                                               ----------   -----------       -----------

EXPENSES
Production expenses                                55,645             -            55,645
Marketing, transportation, storage
 and terminalling expenses                      4,592,744             -         4,592,744
Unauthorized trading losses
and related expenses                              166,440             -           166,440
General and administrative                         30,389             -            30,389
Noncash compensation expense                        1,013             -             1,013
Depreciation, depletion and amortization           36,998             -            36,998
Interest expense                                   46,378             -            46,378
                                               ----------   -----------       -----------

                                                4,929,607             -         4,929,607
                                               ----------   -----------       -----------
Income (loss) before income taxes,
 minority interest and extraordinary item         (85,469)            -           (85,469)
Minority interest                                 (40,203)            -           (40,203)
                                               ----------   -----------       -----------

Income (loss) before income taxes and
 extraordinary item                               (45,266)            -           (45,266)
Income tax expense (benefit)
Current                                                (7)            -                (7)
Deferred                                          (20,472)            -           (20,472)
                                               ----------   -----------       -----------

Income (loss) before extraordinary item           (24,787)            -           (24,787)
Extraordinary item, net of tax benefit and
 minority interest                                   (544)                           (544)
                                               ----------   -----------       -----------

NET INCOME (LOSS)                                 (25,331)            -           (25,331)
Less: cumulative preferred stock dividends         10,026        (8,440) (c)        1,586
                                               ----------   -----------       -----------

NET INCOME (LOSS) AVAILABLE TO COMMON
 STOCKHOLDERS                                  $  (35,357)  $     8,440  (c)  $   (26,917)
                                               ==========   ===========       ===========

Basic earnings (loss) per share
Income (loss) before extraordinary item        $    (2.02)                    $     (1.53)
Extraordinary item                                  (0.03)                          (0.03)
                                               ----------                     -----------

Net income (loss)                              $    (2.05)                    $     (1.56)
                                               ==========                     ===========

Diluted earnings (loss) per share
Income (loss) before extraordinary item        $    (2.02)                    $     (1.53)
Extraordinary item                                  (0.03)                          (0.03)
                                               ----------                     -----------

Net income (loss)                              $    (2.05)                    $     (1.56)
                                               ==========                     ===========

                    PLAINS RESOURCES INC. AND SUBSIDIARIES
        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS


Introduction

          The unaudited pro forma consolidated financial statements are presented to reflect the exchange of one share of Series G Cumulative Convertible Preferred Stock for each outstanding share of Series H Convertible Preferred Stock.

          These unaudited pro forma consolidated financial statements are not necessarily indicative of the results of future operations. These unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto included in Form 10-K for the year ended December 31, 1999 and Form 10-Q for the quarter ended September 30, 2000, filed with the Securities and Exchange Commission.

          The unaudited pro forma consolidated balance sheet at September 30, 2000 has been prepared as if the exchange had taken place on that date. The unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2000 has been prepared as if the exchange had taken place on January 1, 2000 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 1999 has been prepared as if the exchange had taken place on January 1, 1999.

Pro Forma Adjustments

     (a) To reflect the exchange of one share of Series G Cumulative Convertible Preferred Stock for each outstanding share of Series H Convertible Preferred Stock.

     (b) To reflect the reduction in preferred stock dividends resulting from the exchange of one share of Series G Cumulative Convertible Preferred Stock for each outstanding share of Series H Convertible Preferred Stock.

     (c) To reflect the reduction in preferred stock dividends resulting from the exchange of one share of Series G Cumulative Convertible Preferred Stock for each outstanding share of Series H Convertible Preferred Stock.